PS Business Parks

701 Western Avenue

Glendale,  CA 91201

TEL 818 244.8080

FAX 818 242.0566

www.psbusinessparks.com

April 11, 2014

BY EDGAR

Daniel Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington,  D.C.  20549

Re:	PS Business Parks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 001-10709

Dear Mr. Gordon:

 Set forth below is the response of PS Business Parks, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated April 9, 2014 regarding the Company’s Forms 10-K for the fiscal year ended December 31, 2013 filed February 24, 2014.

The Staff’s comment, indicated in bold below, is followed by our response on behalf of the Company.

Non-GAAP Supplemental Disclosure Measure: Funds from Operations, page39

1.

We note your presentation of FFO per share on page 40.  Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.05 which requires that non-GAAP per share performance measures be reconciled to GAAP earnings per share.

Response:

Management respectfully believes that the reconciliation of FFO per share on pages 39 and 40 met the requirements of Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.05 as the table includes the reconciliation of Net income allocable to common shareholders to FFO allocated to common shares as well as a reconciliation of Weighted average common shares outstanding (as used to compute GAAP earnings per share) to Total common and dilutive shares (which are used to compute the FFO per share as presented at the bottom of the table).

Nevertheless, in our future Exchange Act periodic reports we will revise our disclosure to include the specific reconciliation of GAAP net income per share to FFO per share.   The format of the revised table will be similar to the format presented below:

	For The Years Ended December 31,
	2013	2012	2011	2010	2009
Net income per common share - diluted	$1.77	$0.81	$2.12	$1.58	$2.68
Gain on sale of land and real estate facilities (1)	—	(0.03)	(0.09)	(0.16)	(0.05)
Depreciation and amortization (1) (2)	3.38	3.46	2.66	2.46	2.89
FFO per common and dilutive share, as reported(1)	$5.15	$4.24	$4.69	$3.88	$5.52

____________

(1)Per share amounts are computed using additional dilutive shares related to noncontrolling interest and restricted stock units.

(2)Includes depreciation from discontinued operations.

In connection with our response to the Staff’s comment, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Should you require further information, please feel free to call me at (818) 244-8080, extension 1649.

Very truly yours,

/s/Edward A. Stokx

Edward A. Stokx

Executive Vice President and

Chief Financial Officer

cc: Jorge Bonilla, Division of Corporation Finance